Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Duke Energy's and Progress Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

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Final Transcript

Conference Call Transcript DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call Event Date/Time: Jan 10, 2011 / 10:00AM EST

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Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

CORPORATE PARTICIPANTS

 Stephen De May

 Duke Energy - SVP, IR & Treasury

 Jim Rogers

 Duke Energy - Chairman, President & CEO

 Bill Johnson

 Progress Energy, Inc. - Chairman, President & CEO

 Lynn Good

 Duke Energy - Group Executive & CFO

CONFERENCE CALL PARTICIPANTS

 Greg Gordon

 Morgan Stanley - Analyst

 Steven Fleishman

 BofA Merrill Lynch - Analyst

 Paul Patterson

 Glenrock Associates - Analyst

 Jonathan Arnold

 Deutsche Bank - Analyst

 Brian Chin

 Citigroup - Analyst

 Michael Lapides

 Goldman Sachs - Analyst

 Nathan Judge

 Atlantic Equities - Analyst

 Marc De Croisset

 FBR Capital Markets - Analyst

 Ali Agha

 SunTrust Robinson Humphrey - Analyst

 Terran Miller

 Knight Capital - Analyst

 PRESENTATION

Operator

 Good day, everyone, and welcome to today's Duke Energy / Progress Energy conference call. Today's call is being recorded.

At this time I would like to turn the conference over to Mr. Stephen De May, Senior Vice President, Treasurer, and Head of Investor Relations. Please go ahead, sir.

 Stephen De May  - Duke Energy - SVP, IR & Treasury

 Thank you, April. Good morning, everyone, and thank you for joining us today. Earlier today Duke Energy and Progress Energy announced a definitive merger agreement to create the largest U.S. utility.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

I am joined today by Jim Rogers, Chairman, President, and CEO of Duke Energy; Bill Johnson, Chairman, President, and CEO of Progress Energy; and Lynn Good, Chief Financial Officer of Duke Energy. Mark Mulhern, Progress Energy's CFO, and Bob Drennan, Progress Energy's Vice President of Investor Relations, are also on the call with us.

Today's discussion is being webcast and it includes forward-looking information. Actual results might differ materially from those projected. You should refer to the information on this slide as well as additional information contained in the SEC filings of both Duke and Progress concerning factors that could cause future results to differ from the forward-looking information. The presentation materials can be found on the Investor sections of both websites.

Jim will begin today by providing an overview of the transaction's strategic rationale and its key terms. Bill will then follow with a timeline of milestone events and required regulatory approvals and a discussion of the new company and its leadership. Finally, Lynn will provide an overview of key financial highlights and assumptions. We will then have time for your questions after these prepared remarks.

Now let me turn the call over to Jim.

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 Thank you, Stephen, and welcome everyone. I appreciate you all arranging your schedules to be with us today on such short notice.

I am very excited to be here with Bill Johnson to discuss the merger announced today between Duke and Progress. Over the past months, as we contemplated this transaction, it became apparent a combination of our two companies makes sense. It makes sense for our customers, investors, employees, and the communities that we serve.

This combination involves two large-cap companies with contiguous service territories and complementary and experienced management teams. Upon closing, the combination will create a predominately regulated U.S. utility unsurpassed in size and scale. We will be operating in six constructive regulatory jurisdictions in the United States.

But this transaction is not just about becoming the largest regulated electric utility. It creates a company positioned for future financial strength and capability that will be greater than the sum of the two separate companies. Both companies are underway with significant fleet modernization strategies. We are updating our aging infrastructure to meet future demand growth projections and future environmental constraints. This combination will allow both companies to achieve additional cost savings and efficiencies, helping to minimize potential future customer rate increases.

Our value proposition to investors has long been anchored by the strength of our dividend, which continues to be supported by this combination. In fact, we fully intend to maintain the Duke Energy dividend and related policy as will be described by Lynn.

Let me now highlight a few of the important benefits this transaction is expected to deliver for our investors and customers. Investors will benefit from a strong balance sheet and credit risk profile. Additionally, we expect this combination to be earnings accretive in year one based upon adjusted diluted earnings per share. Both companies have a strong track record of delivering competitive long-term shareholder returns. We expect future long-term adjusted earnings growth prospects of 4% to 6%.

We remain steadfast in our shared commitment to deliver affordable, reliable, and clean electricity to our customers. We will not waiver from this commitment. All our regulated customers will benefit over time from efficiencies realized. Customers in the Carolinas will also benefit from fuel and joint dispatch efficiencies, as we leverage the diverse fuel mix and low-cost generation of the combined fleet.

Both companies have experience in integrating and executing large-scale merger transactions, as evidenced by the Duke and Cinergy combination in 2006 and the Carolina Power & Light and Florida Progress combination in 2000. We have the experience, bench strength, and complementary management teams needed to effectively close this transaction and deliver the benefits I just outlined.

Slide nine outlines the key metrics supporting why this transaction is unprecedented in size and scale. As you can clearly see, the combined company is ranked number one in all the commonly used measures we show here. During his prepared remarks, Bill will provide further details demonstrating how we compare to others in the industry.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Let me now discuss the key terms of the agreement. The combined company will retain the Duke Energy Corporation name and corporate headquarters will be in Charlotte with a very significant presence in Raleigh.

The combination will be accomplished by Duke Energy issuing 2.6125 shares for each outstanding share of Progress Energy. No cash will be exchanged in this transaction, making it tax efficient. On a pro forma basis, existing Duke shareholders will own approximately 63% of the combined company and Progress shareholders will own the remaining 37%.

Post-closing, I will become Executive Chair and Bill will become President and CEO responsible for running the new Duke Energy.

The initial Board of Directors will include Bill and me, and will be comprised of 18 directors with 11 from Duke's Board and seven from Progress's Board. The lead director will be designated by Duke.

We are targeting to close the transaction by the end of 2011, assuming we remain on track with obtaining the required regulatory and shareholder approvals.

To sum up, this transaction makes strong, strategic sense for both Duke and Progress. In Progress we gain a strong, fully-regulated partner with business and service territories contiguous to our Carolinas jurisdictions. We also gain growth opportunities expected in Florida when the economy and housing markets recover. Additionally, we add an outstanding group of teammates to help us realize the benefits of bringing these companies together to help navigate the new company into the future.

Over time, our customers will benefit from efficiencies gained and our shareholders are expected to realize earnings accretion in the first year after closing.

I hope you share my enthusiasm for this combination. Our combined strength exceeds the strength we have as separate companies. We will leverage this strength to provide benefits to each of our stakeholders – our customers, our investors, our employees, and the communities in which we work and live.

Now I would like to turn it over to Bill who will become the President and CEO of the combined company upon closing.

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Thank you, Jim and let me add my welcome and thanks to all of you who are on the call today.

This combination of two outstanding companies makes clear strategic sense. It will provide the scale, the diversity, and the strength to manage successfully the transformation occurring in our industry today. I am confident that in combining forces, our two organizations will achieve greater performance and more sustainable success. Together we will create a stronger, better future.

In Duke Energy we gain a partner with an exceptional balance sheet and a diverse regulated footprint, resulting in a lower overall business risk profile. Given the magnitude of our capital investment opportunities in the decade ahead, this reduced risk profile is very important.

We also gain a partner that has been committed to a fleet modernization program similar to the one underway at Progress. These programs position the company to continue delivering affordable, reliable, and clean energy to our customers not only today, but into the future.

Please turn to slide 12 for a more specific look at what this transaction means for Progress Energy and those who depend on us. There are significant near-term and long-term benefits for our customers and shareholders.

Progress Energy shareholders will receive Duke Energy shares in exchange for their Progress Energy shares at a 7% premium based upon the closing price on January 5th. Additionally, they will receive a higher dividend payment and prospects for growth in that dividend.

Similar to Duke, Progress's customers in the Carolinas will begin to see benefits early on. They will see savings from the joint dispatch of our combined operating fleet as well as the increased leverage we will have as a much larger buyer in the fuel market.

We will also leverage our two companies' best practices in customer service, operational performance, and commitment to the communities we serve.  And we will continue to maintain our current focus emphasizing a culture of safety.

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Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

As in all combinations, particularly those involving contiguous territories, over time there will be an impact on jobs at both companies. However, we are both committed to mitigating these through natural attrition and managing integration in a thoughtful, rational way and treating our employees fairly. The larger, stronger company created from this combination will provide new opportunities for our employees to grow in their careers.

Overall, we will be a much bigger, stronger company, able to draw upon greater financial and technical resources. We will have increased regulatory and earnings diversity, as well as enhanced growth opportunities.

Slide 13 outlines the top-tier organizational structure, including the leadership team that will report directly to me upon closing of the transaction. As you can see, this is a highly experienced leadership team. I am excited to not only maintain some of the great leaders we have at Progress, but also to gain the depth and experience of the Duke leadership team. This team will work with me to develop and implement our long-term strategy while remaining focused on delivering on our present commitments. Jim and I will work to assemble and name this team early in the process in order to accelerate the integration results.

We will be evaluating the remaining management teams of both Duke and Progress and will name these leaders in the coming months. These remaining key leadership positions will be announced as they are finalized.

The integration efforts will be led by Duke Energy's A.R. Mullinax and Progress Energy's Paula Sims, both of whom have significant previous experience.

We will move quickly to develop our transition implementation plans, building on some initial work that has already been completed. These efforts will involve teams from throughout both companies, utilizing the knowledge of the individuals who will actually be responsible for implementing these plans. We will be able to leverage our previous experience in managing large utility strategic combinations.

Slide 14 presents a high-level timeline for meeting our targeted closing by the end of this year. We plan to make all the necessary regulatory filings this quarter and conduct the shareholder votes of the two companies in the second or early third quarter.

At the state level, we expect to make appropriate filings with the North Carolina and South Carolina commissions. Commission approval is not specifically required in the remaining four states in which the combined company will operate, but we will work with those commissions in a collaborative way, and the benefits of this combination will be reflected in the appropriate regulatory filings as we move forward.

At the federal level, we will need to obtain approval from the Federal Energy Regulatory Commission and clearance under the Hart-Scott-Rodino act. Additionally, we will need to obtain approval from the Nuclear Regulatory Commission.

I’ll add to what Jim said as we look at slide 16 and show some data on the highlights of this strategic combination. This slide contains the support for this combination creating the largest U.S. utility. As you can see, the combination creates the number one utility as measured by enterprise value, market capitalization, and capacity of domestic generation owned. And the gap between the combined company and number two utility is fairly significant on most of these measures.

The customer and regulated jurisdiction diversity we will have as a combined entity will help minimize the volatility we could experience from individual customer classes or economic events or from regulatory actions in specific jurisdictions. On a combined basis, the Carolinas will obviously be the largest in terms of customers with more than half the total customer base. It will be followed in size by Florida, Indiana, Ohio, and then Kentucky.

In our regulated operations the Company will serve more than 7 million electric customers in total – more than any other utility in the country. This customer base will be balanced between residential, commercial, industrial, and wholesale customers.

Now most of you are familiar with both companies' diverse domestic regulated generation fleets. This diversification is a benefit that has served both companies well in the past. Slide 18 shows the US generation mix by capacity and output for each company and for the combined company, including both regulated and non-regulated domestic generation.

As you know, our two companies have both begun fleet modernization strategies to reduce their dependence on older, less efficient coal plants. We are retiring older units and replacing them with new high-efficiency natural gas plants, or highly efficient coal plants. An important strength of the new company will be its balanced, diverse generation portfolio, including a small but growing contribution from natural gas generation as well as renewable energy resources.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

So now turn on to slide 19. Over the past decade or so both companies have been aggressively installing new environmental controls on their largest coal plants. As a result, we have seen substantial reductions in SOx and NOx emissions and other byproducts of burning coal. In addition, on a combined basis, the two companies have announced approximately 3,400 MW in retirements of older, less-efficient coal plants that have not been remediated with more recent emission control devices. These retirements have all been previously announced as part of our respective fleet modernization programs.

As a result of these combined actions, we believe the new company will be well-positioned to meet the new EPA MACT regulations expected later this year and into 2012. We still have much work to do to comply with these new rules, which could require significant additional capital investments and additional announced plant closures. However, we are further down the road on compliance than many other companies with large coal fleets. We should also benefit by combining best practices in our fleet modernization efforts.

The combined company will also have the largest regulated nuclear fleet in the United States with 12 units at seven sites and owned capacity of about 9,000 MW. One of the unique characteristics of this fleet is the geographic proximity of our 11 nuclear units in the Carolinas. As a result, we will be better able to leverage the operational and safety best practices, as well as the people, from both companies across this combined fleet.

We will be committed to top quartile operational performance of the nuclear fleet. Additionally, we will continue to leverage nuclear industry best practices participating in groups such as NEI and INPO, two organizations which I have been and will be actively involved.

Evaluation of new nuclear generation investment opportunities will be an important consideration as we consider future growth in the regulated business. The size and scale of this transaction positions us well to consider the potential for new nuclear generation. However, we will not move forward with new nuclear generation until we have the appropriate regulatory cost recovery mechanisms and support in place.

So before turning it over to Lynn, I want to emphasize my strong commitment to this combination and to a thoughtful, efficient integration in the months ahead and then to realizing the positive results it will make possible. There will be plenty of challenges along the way, of course, but this combination represents a unique opportunity to balance and enhance the long-term interest of our customers, investors, and employees.

The combined talent and commitment to success will be a powerful force at a time of major change in our industry. Despite the combination, the teams of both companies will not lose sight of the present and delivering on our obligations in 2011 to our customers, shareholders, and communities.

With that, I will turn it over to Lynn Good, who will be the CFO of the combined company. Lynn?

 Lynn Good  - Duke Energy - Group Executive & CFO

 Thank you, Bill. I am delighted to have this opportunity to discuss the financial implications of this combination.

From a financial perspective, our size and scale will give us the ability to grow while maintaining the strength of our dividend and balance sheet, including our overall credit profile. I will address each of these considerations further in my prepared comments. However, first let me discuss our pro forma earnings assumptions.

As a combined entity, we are projecting earnings accretion in the first full year after closing, which is targeted by the end of 2011. Let me highlight a couple of key items related to our accretion assumptions.

Operating efficiencies are important to the combined company and we have already begun integration planning efforts. Due in part to the contiguous nature of our service territories, we see operating efficiencies in two areas -- fuel and joint dispatch efficiencies and non-fuel, or O&M, efficiencies. We are estimating fuel and joint dispatch efficiencies approximately $600 million to $800 million over the first five years of operations. These benefits will flow through to Carolinas customers as they are realized.

We also expect to realize other non-fuel efficiencies that will benefit both customers and shareholders over time. After examining industry best practices and other merger transaction benefits, including our previous integration efforts, we have developed estimates for expected non-fuel efficiencies.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Historically, regulated utility merger transactions have delivered annual, non-fuel cost savings in the range of 5% to 7% of total non-fuel O&M costs. Based upon combined 2012 non-fuel adjusted O&M projections of around $6 billion, we believe that the total annual savings realized over time from this transaction will fall within that range.

We expect to incur costs to achieve the merger benefits I just outlined. These costs will be incurred over the first few years after closing and are excluded from our earnings accretion assumptions. Finally, the strength of our balance sheet and cash flows will allow us to avoid equity issuances, including issuances through our internal DRIP plans based upon our present business plans.

This combination will solidly position us in our long-term targeted growth rate range of 4% to 6%, with the growth supported by the significant investment opportunities in the regulated business I will discuss in just a moment.

Although not a direct part of the combination, the merger transaction also gives us the opportunity for a reverse stock split which is expected to occur at transaction close. We are evaluating different ratios for the split, such as a 1-for-2 or a 1-for-3, and we will make our decision within the next few months. This reverse stock split will reduce the number of outstanding shares in proportion to the ratio.

Before I move on to our earnings growth opportunities as a combined company, let me briefly discuss goodwill. This transaction will result in the recognition of incremental goodwill, which is currently estimated in the range of $7 billion to $8 billion. As a result, Duke will have consolidated goodwill of over $10 billion after the combination. This goodwill will be subject to our ongoing annual impairment review, which is performed in the third quarter of each year.

As we turn to slide 23, the earnings growth prospects and cash flow generation for the combined company will come principally from reinvestment in the regulated business. Historically, Duke has had a business mix of approximately 75% regulated.  After closing, that percentage increases to around 85%. The non-regulated businesses will continue to provide diversification for Duke Energy; however, they will comprise a lower portion of the overall business.

Significant rate-based growth in the combined company is highlighted on slide 24 and will result from investments made in the regulated business. We expect this rate base growth to translate into earnings growth as these investments are recovered in customer rates. Although neither company has disclosed its capital expenditure and rate base assumptions for 2013 and 2014, we do expect incremental investments and additional rate base growth. What we have presented on this slide is an illustrative example of what that growth may look like.

The reinvestment prospects in the regulated business result principally from the fleet modernization efforts currently underway by both companies. The centerpiece of these efforts include the Cliffside and Edwardsport new coal generation projects; the Buck, Dan River, and Richmond combined cycle projects; as well as the Lee and Sutton repowering projects. Combined these generating projects will result in total investments of around $9 billion and additional capacity of approximately 4,900 MW, allowing for the retirement of existing older, inefficient coal-generating units.

As Jim mentioned, the dividend has historically been a strong component to both companies' value proposition to investors. That will not change with this combination as we remain committed to continuing to return dividends to our shareholders in the future. The dividend and growth of the dividend will continue to be principally supported by our highly-regulated business mix. And the dividend policy of the combined company will be consistent with Duke Energy's historical policy – to grow the dividend on an annual basis, but at a rate lower than the growth in our adjusted diluted earnings per share.

We are targeting a long-term payout ratio of between 65% and 70%, based upon adjusted diluted earnings per share. Based upon the current dividend rate for Duke Energy's stock, Progress Energy's shareholders will receive an approximate 3% premium to their current dividend after the closing of the transaction.

Duke is highly committed to its strong credit ratings and will remain so after closing. Credit-enhancing benefits of this transaction include the high percentage of earnings and cash flows from the regulated businesses, the constructive regulated jurisdictions in which we will operate, and the strength of the balance sheet. Additionally, we will have substantial available liquidity as outlined on this slide.

Last week, the management teams of both Duke and Progress met with the rating agencies to explain the rationale for the transaction from a credit quality perspective. We believe the agencies understand our merger rationale and overall objectives for our credit profile. This morning, both S&P and Moody's issued press releases regarding the proposed transaction. S&P affirmed Duke's ratings and placed Progress's ratings on CreditWatch Positive. Moody's affirmed the ratings of both Duke and Progress.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Before I leave this slide, I would like to highlight that the appendix to this presentation contains a simplified legal entity structure for the combined organization corresponding to our financing nodes.

Finally, both companies, on a stand-alone basis have a strong track record of delivering long-term investor returns measured by the one-year, three-year, and five-year total shareholder returns presented on slide 27. These returns have historically been supported by regulated earnings growth as well as strong, sustained dividend payments to shareholders.

In closing, the financial rationale for this transaction is compelling, resulting in a financially-strong entity well-positioned for future regulated growth opportunities and a strong dividend. The combined company offers a solid investment opportunity.

Let me turn it back over to Jim for a brief wrap-up.

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 Thank you, Lynn. Before taking your questions I want to leave you with a few key points. Our customers, investors, employees, and communities will benefit from this strategic combination. The combination will create the largest U.S. utility in size and scale, focused principally on our regulated business mix, including six regulated jurisdictions.

Additionally, we will primarily focus our growth opportunities in the regulated business. With a long-term objective of 4% to 6% adjusted earnings growth and a strong dividend yield, the combined company is positioned to offer a strong investment proposition.

We are focused on closing the transaction by the end of this year and have already begun planning the integration efforts to bring together these two strong companies. We have a strong management team with previous experience in integrating large utility transactions – we are all committed to delivering upon the benefits we have outlined for you today.

In light of today's announcement of this strategic combination, Duke Energy will postpone its analyst meeting in New York, which was scheduled for Thursday, February 17th. Instead, we will conduct a conference call on February 17th to discuss fourth-quarter and year-end 2010 results, as well as provide our 2011 earnings guidance. Additionally, Bill and his team will hold a similar conference call on February 18th, as announced late last week. We will host a meeting later in the year when we will be able to report on merger progress.

With that let's open it up for your questions. Operator?

 QUESTION AND ANSWER

Operator

 (Operator Instructions) Our first question comes from Greg Gordon, Morgan Stanley.

 Greg Gordon  - Morgan Stanley - Analyst

 Thank you. Good morning. Congratulations, gentlemen, on the combination. A couple of questions.

You talked about looking at sort of a baseline consolidated overall O&M number of $6 billion off of which you are thinking about the longer-term opportunity to optimize costs. If my math is correct, roughly half of that is directly related to the two Carolina utilities. So should we assume that off the bat some of the easy wins will come from simple consolidation of best practices and just employee attrition in the Carolinas? Is that fair?

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Lynn Good  - Duke Energy - Group Executive & CFO

 You know, Greg, what we have shared with you with the $6 billion is the total non-fuel O&M of both companies with an expectation that we would achieve savings consistent with industry percentages. So I think as we think through that we will be working carefully through the planning and integration with an expectation, as a result of contiguous utilities, that we will be solidly within that percentage range and perhaps toward the higher end. Those savings will accrue over time to customers and will also benefit shareholders.

 Greg Gordon  - Morgan Stanley - Analyst

 Lynn, when is your expectation that you will be actually filing a general rate case for the legacy Duke companies, because you do have a tremendous amount of capital going into rate base over the next 12 months, correct?

 Lynn Good  - Duke Energy - Group Executive & CFO

 Yes. Greg, we intend to go forward with the case that was planned for this year; we will be filing in the second quarter or early third quarter. And that case is based upon investments that we have made in the Cliffside plant, also the Buck plant and we intend to go forward with that case as we have planned.

 Greg Gordon  - Morgan Stanley - Analyst

 My last question.  On the assumption that you will not need to use equity DRIP post-closing, should we assume that that is post-close or should we assume that both companies are going to preemptively stop using their DRIP?

 Lynn Good  - Duke Energy - Group Executive & CFO

 We will not issue any additional equity after 12/31/10 for either company, Greg.

 Greg Gordon  - Morgan Stanley - Analyst

 Okay. And is the reason that you are capable of optimizing the balance sheet that way because you will be able to consume Progress Energy's tax credit balance faster because you will have a larger tax appetite? Is that part of the reason there?

 Lynn Good  - Duke Energy - Group Executive & CFO

 You know, I would say it's just the combination of both companies together and the strength of the balance sheets. We have a number of cash flow considerations; the tax credits you mentioned. We also will benefit from bonus depreciation as we move forward so we have taken all of these items into consideration.

That coupled with the qualitative assessment, Greg, of the lower business risk profile really positions us well to move forward.

 Greg Gordon  - Morgan Stanley - Analyst

 Okay, so then just in summary, the Progress Energy's existing PTCs come in a little faster, you are getting bonus depreciation on a consolidated basis, and perhaps you can lean on the balance sheet a bit. Is that fair?

 Lynn Good  - Duke Energy - Group Executive & CFO

 I don't want to speak specifically to the timing of tax credits. As we get through consolidation of the two companies, we will be able to give you a finer read on that. But I think all of the items you listed are certainly considerations as we think about the cash flow of the combined company.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

 Greg Gordon  - Morgan Stanley - Analyst

 Okay, thank you.

Operator

 Steven Fleishman, Bank of America Merrill Lynch.

 Steven Fleishman  - BofA Merrill Lynch - Analyst

 Hi, good morning. Couple questions. Just more logistically on the merger approvals, could you remind us in North and South Carolina what the law is with regard to merger approval requirement? Does it need to be in the public interest or just no harm to customers?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Steve, this is Bill. In North Carolina the standard is no harm to customers and in South Carolina the standard is basically what the commission thinks would be good for the customers. So it's a little more ambiguous and a little more discretionary. But in North Carolina it's no net harm to the customers.

 Steven Fleishman  - BofA Merrill Lynch - Analyst

 Okay. And then also, with respect to kind of thoughts on DOJ, this is a large company in the region you are in, although the power markets are relatively open there. Could you just give us some sense how you got comfortable with market power?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Steve, as you know, when you contemplate a transaction like this you do a lot of preparation in both the FERC and the Hart-Scott-Rodino area to see how you measure up. All I can tell you about that is we have been through that in detail and we believe that our combination here when we make the application will demonstrate that we pass all those screens and all those tests, so we think we are in pretty good shape. But we have been through that analysis and we feel pretty good about it.

 Steven Fleishman  - BofA Merrill Lynch - Analyst

 Okay, great. Thank you.

Operator

 Paul Patterson, Glenrock Associates.

 Paul Patterson  - Glenrock Associates - Analyst

 Good morning, guys. The accretion numbers, I guess if I understand the 4% to 6% growth is off of 2011 and the first full year would pretty much be 2012. Should we be thinking of that pace to be against consensus or is there an internal number we should be thinking about?

 Lynn Good  - Duke Energy - Group Executive & CFO

 Paul, I would think about the 4% to 6% growth rate as a long-term growth rate. We will be solidly positioned within that growth rate range really based upon the regulated investments that we see from both companies. But we are not disclosing anything more specific on targeted EPS until we get much further down the road.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

 Paul Patterson  - Glenrock Associates - Analyst

 Okay. And then we have an Executive Chairman and a CEO. What happens, who is really in charge, I guess, if there is a dispute? Is there a dispute resolution mechanism? I guess, can you guys work together if there is a big disagreement? How does that work out?

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 Well, basically, Paul, we are going to arm wrestle and you know how big Bill is and you know the outcome of that. So I would simply say that Bill is going to be the CEO and he is going to be making the calls.

The two of us are going to work together on a range of items including the strategy as we look out five and ten years, whether it's looking at how we redefine our business model, how we think about new technologies that are evolving and how to incorporate them in our model. We will be working together on public policy, both on the state and the federal level.

So there are many things that we will be working together on, but at end of the day, he is the CEO and makes the call.

 Paul Patterson  - Glenrock Associates - Analyst

 Okay.

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Let me add to that, Paul. You know, Jim and I have worked together on a number of things over the last couple of years so we know each other well. We have spent a number of months together working on this and I think we have a very clear understanding of who is responsible for what.

But I also think we have a pretty clear understanding that we are jointly responsible for the success of this transaction and making the company happen. So I don't think this is going to be a problem. We are going to work well together.

 Paul Patterson  - Glenrock Associates - Analyst

 Okay. Just with respect to the, -- is there -- you are accepting Duke Energy's stock as the currency for this transaction. Do you guys have a breakup or a MAC (Material Adverse Change) situation if something were to happen that is unforeseen and Duke's shares would fall in value?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 So in the merger agreement we have your standard breakup provisions, your standard kind of whatever MAE (Material Adverse Event) or MAC, whatever you want to call it. So this will look to you like a very standard merger agreement.

 Paul Patterson  - Glenrock Associates - Analyst

 Okay. Thanks a lot, guys.

Operator

 Jonathan Arnold, Deutsche Bank.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

 Jonathan Arnold  - Deutsche Bank - Analyst

 Good morning, guys. Could I ask both Jim and Bill just to comment on -- obviously you have determined this is a good combination for the two companies. To what extent did you look at other things and when you came to arrive at this particular transaction?

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 Jonathan, I would start out with the answer. As you know, I have been a CEO for 22 years in this industry and have been very focused on consolidation and, as you know, done two prior transactions. But we at Duke continuously have looked at various combinations over the years and this is almost a weekly, monthly, annual exercise on our part.

As we considered all the possibilities it became clear to us that this was the best combination for us for a variety of different reasons and I am going to highlight just one that is unique compared to any other combination we could do in the United States. And that is by combining with Progress, with our Carolina operations contiguous, we are able to deliver for customers day one between $600 million and $800 million in fuel and joint dispatch savings. That can't be achieved with any other company that we would look to combine with in the region. That of -- in itself is a unique benefit for our customers.

So again, we have looked at many different companies and looked at some other combinations, but from a strategic combination perspective nothing could beat this transaction.

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Jonathan, this is Bill. I really believe that this is a compelling, strategic transaction that no one else can beat. Part of the reason I say that is, when you draw a conclusion like that, you obviously have to look at what your alternatives are. So any solid company with a good planning function looks at this on a routine basis, as do we. You look at your stand-alone plan. And as we pursued this conversation that turned into a transaction, we obviously looked at what alternatives were and how they matched up against this. At the end of that process we are at the conclusion that this is really the best transaction -- quite compelling -- and we are happy.

 Jonathan Arnold  - Deutsche Bank - Analyst

 Okay, thank you both. If I may on just one other issue around your statement about the transaction being accretive in year one of a yet-to-be-disclosed Duke 2011 earnings guidance, I guess. Do you assume there that you are retaining some element of non-fuel synergies in order to make that statement or would you be at that level, absent some retained synergies?

 Lynn Good  - Duke Energy - Group Executive & CFO

 Jonathan, we are assuming that there will be some retention of synergies (inaudible) and as we have illustrated with the combination, we also think there are very significant benefits for customers as well.

 Jonathan Arnold  - Deutsche Bank - Analyst

 Okay, thanks a lot.

Operator

 Brian Chin, Citigroup.

 Brian Chin  - Citigroup - Analyst

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

 Good morning. Question, are there any job assurances or agreements that you have spelled out to either state regulators or between yourselves with regards to the Carolinas?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Brian, no, we have not had any meaningful conversation with them on this topic. Obviously we had the courtesy to talk to them briefly about this, but we have had no substantive discussions and actually we would never think about that prior to signing this, filing it, and going public. So, no, we have not had any conversation along those regards.

 Brian Chin  - Citigroup - Analyst

 Okay, and then a question -- I am sorry, go ahead.

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 Our point here is that we have several things in our favor. One is as we work through the merger integration process over the next year we are going to be -- there is going to be a certain amount of attrition that will occur. We are both going to do our best not to replace those people, which will give us a running start on the implementation of the merger integration plan.

Secondly, we have the advantage of the demographics of our workforce and that is going to also facilitate us hitting our targets with respect to the integration plan. Lastly, as has been our practice historically in past mergers, at least from my experience, is that we always have the option to do a voluntary out program at the appropriate point.

So we are very conscious of how to go about this in a way. To do it in a way that is fair to our employees, but allows us also to achieve our merger savings objectives.

 Brian Chin  - Citigroup - Analyst

 Great, thank you. And then one question on dividends. If I understand it right, Progress's shares went ex dividend earlier, a few days ago. And if the deal were to close at around year-end then new holders of Progress shares would get three dividends -- March, July, and October -- but Duke new shareholders as of today would get four dividends -- February, May, August and November.

Is there an intention to align the quarterly dividends or is that not really going to be considered until after closure?

 Lynn Good  - Duke Energy - Group Executive & CFO

 Brian, we are aware of the issue and actually had the same issue in the Duke/Cinergy merger, and will be working through a transition that makes sense so that both shareholders are treated equally as we go forward. We don't have the specifics on that plan at this point but we will certainly work through them as the year progresses.

 Brian Chin  - Citigroup - Analyst

 Great, thank you.

Operator

 Michael Lapides, Goldman Sachs.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Michael Lapides  - Goldman Sachs - Analyst

 Jim, question for you. Just, I know you have talked about in interviews before about potential strategic alternatives for the Ohio non-regulated generation assets. How does this transaction impact that and how does it impact the filing and process for either an MRO or ESP in Ohio?

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 This transaction doesn't affect it at all. We are moving -- we have been in negotiations with the parties in Ohio. We actually go to hearing tomorrow on our MRO proposal. I suspect negotiations will continue through the hearing and after the hearing with respect to it. But we continue on track and this transaction will have no impact on that plan.

 Michael Lapides  - Goldman Sachs - Analyst

 Got it. Thank you, much appreciated.

Operator

 Nathan Judge, Atlantic Equities.

 Nathan Judge  - Atlantic Equities - Analyst

 Good morning. Could you elaborate on your fuel savings, which sounds considerable? You mentioned dispatch as well as, I guess, buying power. Could you provide, perhaps, some breakout in how that actually is working out?

 Lynn Good  - Duke Energy - Group Executive & CFO

 Nathan, this is Lynn. We have taken the time to really study the potential of both fleets to operate in a joint fashion and believe there will be opportunities to optimize the fleet with a greater load and greater utilization of low cost generation. We would file an allocation agreement between the two companies that would be subject to FERC approval and, of course, would be shared with the commissions in the Carolinas as well.

So it's a combination not only of fuel savings but also the joint dispatch of the systems that will generate these savings over time.

 Nathan Judge  - Atlantic Equities - Analyst

 So it sounds like the dispatch really is more of the driver than perhaps better buying?

 Lynn Good  - Duke Energy - Group Executive & CFO

 I would think about it as a combination.

 Nathan Judge  - Atlantic Equities - Analyst

 Just as far as the rate case in the Carolinas, is there a way to perhaps blend your discussions with the merger and potential rate cases that are coming out of Duke and potentially in the future for Progress?

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 I think I would start out by saying that we will in the Carolinas operate as two separate companies after the merger. And, from a Duke Energy perspective, we have long had a plan to file for a rate increase this year and we will do that.

Again, it's really tied to the capital program that we have, of, primarily with the Cliffside and Dan River and Buck plants -- combined cycle plants that we are adding. So the important point here is that we give our customers immediate savings in the joint dispatch. Our customers will have an opportunity in the course of our future rate cases, as we harvest these savings, to get the benefits in those proceedings. And that is how we plan to proceed on the Duke side.

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 And the same for the Progress side. We have regular rate cases out there -- we haven't had one in a while. But we have one and we have a lot of capital going in the ground, so we would be having one over the next couple of years. And we will follow the same path Jim just described.

I will say, Nathan, a lot of what happens at the commission is up to the commission in terms of how you do things. Both companies over the years have tried to work in a consensual and positive way with their regulators, so what we will do here is what makes sense and what makes sense to the regulators.

 Nathan Judge  - Atlantic Equities - Analyst

 Thank you. Just finally -- perhaps, Bill, this may be a question for you. What is your intention as it relates to future acquisitions? Is there going to be a time of consolidation or should we be expecting the Company to continue to look at other opportunities?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 Well, that is a very interesting question but I think over the next couple of years we have to get this approved, integrated, and make it work. So if you will call back in about three years, I think that would be a better time to have a conversation. But today we are entirely focused on getting this one done and then getting the benefits we have described. Then I think we can think a little farther down the road.

 Nathan Judge  - Atlantic Equities - Analyst

 Very good. Thank you very much.

Operator

 Marc De Croisset, FBR.

 Marc De Croisset  - FBR Capital Markets - Analyst

 Thank you, good morning. I was wondering if you might be willing to discuss in generalities how you might be changing your coal procurement. If I recall correctly, the Carolina utilities are pretty heavily reliant on Central App coal. Do you see the merger changing your flexibility around this particular area of procurement or is it just too early to tell?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 I would say that it's really too early to tell. This is part of the integration planning process. You are correct; we are both reliant on Central App coal and so we have more work to do there to figure out the best way forward.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Marc De Croisset  - FBR Capital Markets - Analyst

 And will you be continuing to pursue a coal-to-gas switching strategy or again is that too early to tell?

 Bill Johnson  - Progress Energy, Inc. - Chairman, President & CEO

 No, you know both companies have embarked on fleet modernization from coal to gas or coal to more efficient, less emitting new coal. We will still have at the end of -- at the conclusion of the transaction about 3,500 MW of older coal that is not controlled that we will have to make some decisions about.

But I think in general you can count on both companies, when they combine, doing what they are doing today, which is reducing our carbon footprint and increasing the efficiency and lowering the emissions of our generation.

 Marc De Croisset  - FBR Capital Markets - Analyst

 Thank you very much.

Operator

 Ali Agha, SunTrust Robinson Humphrey.

 Ali Agha  - SunTrust Robinson Humphrey - Analyst

 Thank you, good morning. Jim first, question for you. Just curious, in terms of the timing of this transaction -- in addition to Ohio, you have this ongoing investigation in Indiana. I was just wondering did those factors play, at all, any part as you were looking to firm this up? And, more specifically, in Indiana, do you expect any influential impact from the announced transaction to that ongoing process there?

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 I think the important point here is, we looked at this strategic combination on a straight-up basis, notwithstanding what is going on in the ordinary course of business in the many jurisdictions that we operate in today. And so our focus has really been on this transaction and the value it will create to both consumers as well as our investors.

In both jurisdictions, our -- in fact, in all our jurisdictions -- we will continue to move forward with the projects that we have on the drawing board in each of them.

 Ali Agha  - SunTrust Robinson Humphrey - Analyst

 And you would not assume that this would have any impact on things that are going on, such as the Indiana investigations?

 Jim Rogers  - Duke Energy - Chairman, President & CEO

 I am not going to speculate on that. This is a separate transaction where value is created for both investors and shareholders.

 Ali Agha  - SunTrust Robinson Humphrey - Analyst

 Understood. Second question -- Lynn, the 5% to 7% sort of industry practice on non-fuel O&M savings you highlighted, could we assume you reached that target in 2012 or did I hear you correctly that that is something that gets done over a couple of years?

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

 Lynn Good  - Duke Energy - Group Executive & CFO

 Ali, I didn't speak specifically to timing but what I would say is that range is a reasonable range for annual savings as a result of the integration of the companies. And with the announcement of the merger integration planning process and the teams of the company, we will be going aggressively after integration as quickly as we can.

 Ali Agha  - SunTrust Robinson Humphrey - Analyst

 Okay. You also, I believe, if I heard correctly, made the assumption that some of those savings will be shared with customers. Did I hear that correctly?

 Lynn Good  - Duke Energy - Group Executive & CFO

 That is correct; over time.

 Ali Agha  - SunTrust Robinson Humphrey - Analyst

 Thank you.

Operator

 Terran Miller, Knight Capital.

 Terran Miller  - Knight Capital - Analyst

 Good morning. As I look at the debt at Progress Energy HoldCo, company it looks like from the slides that that will no longer be an issuing entity going forward. So I was wondering, do you plan on reducing that debt over time or should we assume that that debt gets moved up to the Duke Energy Holding Company?

 Lynn Good  - Duke Energy - Group Executive & CFO

 No, there are no immediate plans to issue additional debt at the Progress Holding Company, but the debt that remains would remain until it reaches maturity. And then our plan would be, after closing, to finance any holding company requirements at the Duke Energy Holding Company level.

 Terran Miller  - Knight Capital - Analyst

 Okay, thank you very much.

Operator

 At this point I will turn the conference back over to the presenters for any additional or closing comments.

 Stephen De May  - Duke Energy - SVP, IR & Treasury

 Thank you, April. Let me thank everyone on the call for joining us today. Both the Duke and Progress Investor Relations teams are available for your follow-up calls. Have a great day.

Final Transcript

Jan 10, 2011 / 10:00AM EST, DUK - Duke Energy Corporation and Progress Energy Merger Announcement Conference Call

Operator

 That does conclude today's conference. Thank you all for your participation.

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